SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

VIA EDGAR

April 16, 2013

Re:	Acceleration Request for SeaWorld Entertainment, Inc.
Registration Statement on Form S-1 (File No. 333-185697)

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Justin Dobbie and Ada D. Sarmento

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, SeaWorld Entertainment, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 2:00 p.m., EST on April 17, 2013, or as soon as practicable thereafter. We ask, however, that the staff of the Securities and Exchange Commission not accelerate such effectiveness until we speak with you on that date.

The request of the underwriters regarding acceleration of effectiveness of the above-referenced Registration Statement is also attached.

Please do not hesitate to call me at (212) 455-2255 with any questions.

Very truly yours,

/s/ Igor Fert

Igor Fert